Mail Stop 4561

November 2, 2005

Anthony W. Thompson
Chief Executive Officer and
  Chairman of the Board of Managers
NNN 2003 Value Fund, LLC
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA  92705

Re:	NNN 2003 Value Fund, LLC
	Amendment No. 3 to Form 10
	File No. 0-51295
      Filed October 17, 2005

Dear Mr. Thompson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment no. 1 and have referred it to the
Division of Investment Management for further review. We may have additional comments.

Item 1:  Business, page 1

2. We note your response to comment no. 3 that, upon completion of your reviews, you intend to file the revised tables in a public filing and will include appropriate disclosure regarding the differences in operating results. Please note that we continue to believe that this disclosure should be included in this filing, and we reissue the comment. If you are unable to currently quantify the extent of the overstatement, please so state and explain why you are unable to do so.

3. We note your response to comment no. 4 that you believe that it is inappropriate to disclose the possible alternatives to address the errors in the prior performance tables until such time as the board of managers and the new executive officers make a final decision regarding a course of action. Please tell us why you believe this disclosure would be inappropriate. Considering that the board of managers "is considering alternatives to address the errors in the prior performance tables," we continue to believe that the more detailed information is material to investors.

Item 2:  Financial Information, page 11

Forward-Looking Statements, page 12

4. We note that many of the factors listed on page 12, including, without limitation, your ongoing relationship with your manager and the litigation, are largely repetitive of the risk factors and are not directly related to forward-looking statements made in the Form
10.  Please revise accordingly.

Scheduled Lease Expirations, page 15
5. We note your response to comment no. 7 and the revised disclosure on page 15 that you expect your equity in earnings, including straight-line rent adjustments, to be reduced by $286,000 during 2005. We further note your disclosure on page F-47 that the lease restructuring will result in a reduction of net income, including straight-line adjustments, in 2005 of $932,000 to you. Please explain the apparent discrepancy and revise accordingly.

Capital Resources, page 22
6. We note your response to comment no. 11 and the revised disclosure that you may use the proceeds for any purpose including, without limitation, operating requirements, capital and tenant improvements, rate lock deposits, acquisition deposits and distributions.
Please
tell us whether you currently have any outstanding debts owed to Cunningham and, if so, please briefly describe the purpose of those debts.
7. We note your response to comment no. 17 and the revised disclosure on page 23 that in the event you have not made or cannot make the distributions from operations, you have used or may use one of the following: short-term and long-term debt and net proceeds from the sale of one or more of your properties. We continue to believe that you should discuss and specifically identify on pages 23 and 55 the source of cash used to fund these distributions. As a result, we reissue the comment. In addition, to the extent that these distributions are based on the proceeds from the sale of real estate or debt, please revise to disclose that these distributions may not be sustainable.
8. Refer to the disclosure at the top of page 26. Please revise to briefly describe and quantify the covenants under the loan agreement with HSH Nordbank AG, including the covenants under which the 801 K
Street property was not in compliance as of June 30, 2005. Also, please clearly state whether the property is currently in compliance with all covenants and, if not, please describe any non-compliance.
9. Refer to the second full paragraph on page 26. Please expand the disclosure to describe what steps you will take if you are unable to reach an agreement with LaSalle regarding refinancing for this property.

Controls, page 29
10. We note your disclosure on the top of page 31 that your manager has employed a new chief financial officer and has hired additional manager-level accountants and that these persons have undertaken a number of initiatives consistent with improving the quality of your financial reporting. Please expand your disclosure to briefly describe these initiatives.

Item 3:  Properties, page 40
11. We note your response to comment no. 14 and the revised disclosure on page 40 that under a majority of your leases you are obligated to pay the tenant`s proportionate share of real estate taxes, insurance and property operating expenses up to the amount incurred during the tenant`s first year of occupancy or a negotiated amount approximating the tenant`s pro-rata share of real estate taxes, insurance and property operating expenses. We further note the disclosure in the preceding sentence on page 40 that the majority of the income from your properties consists of rent received under leases that provide for the payment of fixed minimum rent and for the payment by tenants of a pro rata share of real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees and certain building repairs of the center.
Please
revise to clarify this apparent discrepancy regarding whether tenants are responsible for the specified expenses under the leases.

Financial Statements

19. Subsequent Events - unaudited
12. We note your disclosure that you acquired an additional 3% interest in Executive Center II & III in October 2005, increasing your ownership interest to 52.6%. However, in footnote 3 you indicate that your ownership interest prior to the acquisition was 38.1%. Please reconcile the apparent difference for us. Additionally, we note your disclosure that you determined that you would not be required to consolidate the properties under FIN 46(R)
as a result of the acquisition. Tell us how you considered other consolidation guidance in determining that you would not be required to consolidate the properties given your acquisition of a majority interest in the properties.

*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Robert
Telewicz at (202) 551-3438, or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414. Please contact Jennifer Gowetski at
(202) 551-3401, or me at (202) 551-3780, with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director

cc: 	Peter Healy, Esq. (via facsimile)
	O`Melveny & Myers LLP

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NNN 2003 Value Fund, LLC
November 2, 2005
Page 4